EXX
EXX
EXX - Joint News Release - Eskom And Exxaro Sign Coal Supply Contract For Medupi Power Station

Exxaro Resources Limited
Registration number: 2000/011076/06
JSE share code: EXX
ISIN code: ZAE000084992
ADR code: EXXAY

JOINT NEWS RELEASE

ESKOM AND EXXARO SIGN COAL SUPPLY CONTRACT FOR MEDUPI POWER STATION

State-owned power company Eskom and diversified resources group Exxaro Resources Limited (Exxaro) today signed the coal supply agreement for Eskom`s new base-load power station, Medupi Power Station, situated at Lephalale, Limpopo province.

Exxaro`s capital expenditure for the project is estimated at R9 billion and production is planned to begin in the third quarter of 2011 with a ramp-up to full production by 2014.

In terms of the agreement, Exxaro`s Grootegeluk mine, will over the next 40 years, supply an average of 14,6 million tonnes per annum of power station grade coal to Medupi. The coal to Medupi will be supplied through a brownfields expansion of Grootegeluk mine with mining from the existing opencast pit continuing at an accelerated rate. The coal beneficiation process will be handled via two new dense medium facilities (Grootegeluk 7 and Grootegeluk 8 beneficiation plants) which will be constructed at the mine.

"The investments by both Eskom and Exxaro will have a significant benefit to the local, provincial and ultimately the South African economy. Direct jobs created during construction by both investments will peak at about 9 500 with the Eskom investment generating 8 000 and the Exxaro investment generating 1 500 of these jobs. Furthermore, thousands of indirect jobs will also be created during the construction of the power station and the expansion of the mine," says Jacob Maroga, Chief Executive of Eskom.

"We value the co-operative and long-standing relationship that has developed between Eskom and Exxaro and are pleased to be able to continue this mutually beneficial relationship," says Sipho Nkosi, Exxaro`s Chief Executive Officer.

"We estimate that about 550 permanent jobs will be created at the Grootegeluk mine," added Nkosi.

The technical and commercial teams have negotiated an agreement that has been ratified and approved by both the boards of both Eskom and Exxaro.

Medupi is the first of Eskom`s new generation base-load coal-fired power stations and it will comprise of six 800MW generation units capable of supplying 4 800MW of generation capacity to the national grid. Medupi will be the largest air-cooled power station in South Africa and its first generation unit is scheduled for commercial operation during the last quarter of 2011, with the last unit expected to be in operation in the first half of 2014.

ends

Editor`s Notes:

Exxaro

Exxaro is one of the largest South African-based diversified resources groups, with interests in the coal, mineral sands, base metals, industrial minerals and iron ore commodities. The group is the largest supplier of coal to Eskom and currently also supplies the Matimba power station with about 14,6Mtpa of coal from its Grootegeluk mine. www.exxaro.com

Eskom and the Medupi Power Station

Eskom, the state owned electricity utility, is in the process of a major capital expansion programme to ensure the sustainability of supply of electricity. The Medupi sod-turning celebration was held in August 2007 and since then site work has proceeded as scheduled. The boiler contract was awarded to Hitachi Power Africa in October 2007 and the turbine order has

dlw 10/16

been placed with Alstom S&E.

Enquiries

Exxaro:
Trevor Arran
Executive General Manager:
Corporate Affairs & Strategy
Tel: +27 12 307 3292
Mobile: +27 83 609 1444
E-mail: trevor.arran@exxaro.com

Ernst Venter
Executive General Manager:
Business Growth
Tel: +27 12 307 4322
Mobile: +27 83 609 1313
E-mail: ernst.venter@exxaro.com

Eskom:
Fani Zulu
Senior General Manager:
Group Communications
Tel: +27 11 800 2265
Mobile: +27 82 451 0457
Email: fani.zulu@eskom.co.za

19 September 2008

Sponsor:
J.P. Morgan Equities Ltd

Date: 19/09/2008 10:00:01 Produced by the JSE SENS Department.

Back to SENS list PRINT this article

EXX
EXX
EXX - Exxaro Resources Limited - Dealings by director of a major subsidiary of Exxaro
Exxaro Resources Limited
Registration number: 2000/011076/06?
JSE share code: EXX?
ISIN code: ZAE000084992?
ADR code: EXXAY

SUPPL

DEALINGS BY DIRECTOR OF A MAJOR SUBSIDIARY OF EXXARO IN SHARES AWARDED IN TERMS OF THE KUMBA RESOURCES MANAGEMENT SHARE SCHEME AND KUMBA RESOURCES MANAGEMENT OPTION SCHEME (collectively "the Scheme")

In terms of clauses 3.63 and 3.64 of the JSE Listings Requirements, notice is hereby given that a director of a major subsidiary of Exxaro has exercised and traded shares, after having received clearance to do so in terms of the JSE Listings Requirements 3.66.

Name of director:	WA de Klerk
Date of transaction:	22 September 2008
Number of shares:	10,000
Market price:	R 92.00
Option strike price:	R 8.48
Option strike date:	3 December 2001
Periods of exercise and/or vesting:	7 years
Class of securities:	Ordinary
Nature of transaction:	Options exercised
Nature of interest:	Direct beneficial

23 September 2008
MS VILJOEN
COMPANY SECRETARY
Sponsor
J.P.Morgan Equities Limited
Date: 23/09/2008 16:12:01 Produced by the JSE SENS Department.

Back to SENS list PRINT this article

EXX - Exxaro Resources Limited - Transfer of share 25 Sep 2008

EXX
EXX
EXX - Exxaro Resources Limited - Transfer of shares by director
Exxaro Resources Limited
Registration number: 2000/011076/06
JSE share code: EXX
ISIN code: ZAE000084992
ADR code: EXXAY

TRANSFER OF SHARES BY DIRECTOR

In terms of clauses 3.63 and 3.64 of the JSE Listings Requirements, notice is hereby given that a director of a major subsidiary of Exxaro has transferred shares to an associate, after having received clearance to do so in terms of the JSE Listings Requirements 3.66.

Name of director:	WA de Klerk
Name of associate:	E de Klerk
Date of transaction:	25 September 2008
Number of shares:	10,000
Market price:	n/a
Class of securities:	Ordinary
Nature of transaction:	transfer of securities
Nature of interest:	Indirect non beneficial

25 September 2008
MS VILJOEN
COMPANY SECRETARY
Sponsor
J.P.Morgan Equities Limited
Date: 25/09/2008 17:02:15 Produced by the JSE SENS Department.

Back to SENS list PRINT this article

END